

Mail Stop 3561

March 21, 2016

John Berner, President
Media Assets Group, Inc.
P.O. Box 48899A
Los Angeles, CA 90048

Re: **Media Assets Group, Inc.**
Amendment Nos. 7 and 8 to
Offering Statement on Form 1-A
Filed March 10, 2016
File No. 024-10486

Dear Mr. Berner:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 1A-11 Consent

1. We note that the consent of your independent auditor refers to amendment No.5 and 6 to your Form 1-A Offering Statement. If you are going to refer to an amendment number, please revise to refer to the appropriate amendment number, corresponding to the consent. In this regard, the most recent amendment appears to be the seventh and eighth amendment (both filed on March 10, 2016), not the fifth and sixth amendments. Please revise accordingly. Furthermore, we note that the consent refers to the audit report dated September 15, 2015, relating to the financial statements of Media Assets, however the audit report included in Part F/S of the Form 1-A appears to be dated September 22, 2015. Please revise the consent to refer to the correct date of the audit report.

You may contact Efrossyni Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure